FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                             As of January 03, 2007


                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F   X     Form 40-F
                                       ------            ------
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No   X
                                   ------     ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

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The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release where it provides an update on Luxembourg 1929 regime status.


       Tenaris Provides Update on Luxembourg 1929 Regime Status

    LUXEMBOURG--(BUSINESS WIRE)--Dec. 29, 2006--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) announced today that, following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies - including Tenaris - will be entitled to continue benefiting from their current tax regime until December 31, 2010, irrespective of any share transfers that may occur within that period.

    Tenaris is the world's leading manufacturer of tubular products and services for the oil and gas industry and a leading supplier of tubular products and services used in process and power plants and in specialized industrial and automotive applications.


    CONTACT: Tenaris
             Nigel Worsnop, 1-888 300 5432
             www.tenaris.com

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 3, 2007


                                 Tenaris, S.A.


By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary